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                              March 8, 2022

       Dharmesh Pandya
       Chief Executive Officer
       Lytus Technologies Holdings PTV. Ltd.
       601 Everest Grande, A Wing
       Mahakali Caves Road
       Andheri (East)
       Mumbai, India 400 093

                                                        Re: Lytus Technologies
Holdings PTV. Ltd.
                                                            Amendment No. 7 to
Registration Statement on Form F-1
                                                            Filed February 28,
2022
                                                            File No. 333-254943

       Dear Mr. Pandya:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 24, 2022 letter.

       Amendment No. 7 to Form F-1

       Prospectus Summary, page 1

   1. In response to prior comment 3, you disclose that "[t]he delay in settlement of payments by mutual agreement of
the parties has had no significant impact on the financial
                                                        condition of the
Company since Reachnet is an exclusive operations partner of the
                                                        Company under the terms
of the Management Services Agreement." Please clarify how
                                                        this statement is
consistent with the discussion of the impact of the delay in settlement on your ability to
continue as a going concern in your Management's Discussion and
                                                        Analysis and footnotes
to the financial statements.
 Dharmesh Pandya
Lytus Technologies Holdings PTV. Ltd.
March 8, 2022
Page 2
Use of Proceeds, page 34

2. In your response to prior comment 4, you indicate that the $8.74 million of offering proceeds in combination with the third party credit line under the Agreement for
      Subscription of Debentures dated December 30, 2020 will be sufficient to complete all acquisitions of the customers and 51% of the licensed cable company. Please disclose the amount and sources of other funds needed for these purposes. In addition, disclose that the transaction contemplated under the Agreement for Subscription of Debentures is still subject to the regulatory approval of the local government in India. Refer to Item 3.C.1 of
      Form 20-F.
General

3. Please file as an exhibit the agreement with the third-party reviewer that is conducting the systems audit of Reachnet and the subscribers.
       You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs,
Special Counsel, at (202) 551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameDharmesh Pandya
                                                            Division of
Corporation Finance
Comapany NameLytus Technologies Holdings PTV. Ltd.
                                                            Office of
Technology
March 8, 2022 Page 2
cc:       M. Ali Panjwani, Esq.
FirstName LastName